

ROOMBUS, INC.
A DELAWARE CORPORATION

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management and Shareholders of Roombus, Inc.
Irvine, CA

We have reviewed the accompanying financial statements of Roombus Inc. ("the Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from June 7, 2019 (Inception) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has not commenced principal operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

December 16, 2020

ROOMBUS, INC.
BALANCE SHEET
December 31, 2019
(unaudited)

	2019
Assets	
Current assets	
Cash and cash equivalents	$ 95
Total assets	$ 95
Liabilities and stockholders' equity	
Current liabilities	
Accounts payable and accrued expenses	$ -
Total liabilities	$ -
Commitments and contingencies	-
Stockholders' equity	
Common stock, 10,000,000 shares authorized;	
7,000,000 shares issued and outstanding as of 12/31/19	70
Additional paid-in capital	1,902
Accumulated deficit	(1,877)
Total stockholders' equity	95
Total liabilities and stockholders' equity	$ 95

See independent accountants' review report and accompanying notes to the financial statements.

ROOMBUS, INC.

STATEMENT OF OPERATIONS

For the Period From June 7, 2019 (inception) to December 31, 2019

(unaudited)

	For the Period From June 7, 2019 (inception) to December 31, 2019
Revenue	$ -
Operating expenses	
General and administrative	1,877
Loss from operations and before income taxes	(1,877)
Provision for income taxes	-
Net loss	$ (1,877)

See independent accountants' review report and accompanying notes to the financial statements.

3

ROOMBUS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Period From June 7, 2019 (inception) to December 31, 2019

(unaudited)

	Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	Amount	Paid-in Capital	Deficit	Equity
Balance on June 7, 2019 (inception)	-	-	-	-	-
Issuance of founder shares	7,000,000	70			70
Shareholder contribution			1,902		1,902
Net income (loss)				(1,877)	(1,877)
Balance on December 31, 2019	7,000,000 $	70 $	1,902 $	(1,877) $	95

See accountants' review report and accompanying notes to the financial statements.

ROOMBUS, INC.

STATEMENT OF CASH FLOWS

For the Period From June 7, 2019 (inception) to December 31, 2019

(unaudited)

	For the Period From June 7, 2019 (inception) to December 31, 2019
Cash flows from operating activities	
Net loss	$ (1,877)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Shares issued for services of a founder	70
Net cash (used) by operating activities	(1,807)
Cash flows from financing activities	
Proceeds from shareholder contirbutions	1,902
Net cash provided by financing activities	1,902
Net decrease in cash and cash equivalents	95
Cash and cash equivalents, beginning	-
Cash and cash equivalents, ending	$ 95
Supplemental cash flow information:	
Cash paid during the period for:	
Interest	-
Income taxes	-

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Roombus, Inc. ("the Company") was incorporated on June 7, 2019 under the laws of the State of Delaware, and is headquartered in Irvine, CA. The Company is using architecture and technology to create affordable and better built homes.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

The Company's functional currency is United States Dollars and financial statement presentation is in United States Dollars.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

Company did not have revenue for period ended December 31, 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company did not have cash in bank deposit accounts in excess of federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2019, the Company recognized $10 in advertising costs, recorded under the heading 'General and administrative' in the statements of operations.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2019
Deferred tax asset:	
Net operating loss carryforward	$ (394)
Total deferred tax asset	(394)
Valuation allowance	394
Deferred tax asset, net	$ -

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has not commenced its principal operations as of December 31, 2019 and will require significant outside funding in order to achieve its operational goals which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company. The holder of these shares will be entitled to no more than one vote per share.

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a global pandemic by the World Health Organization. The Company's business plans have not been significantly impacted by the COVID-19 outbreak given the limited overall activity, however, the Company cannot accurately predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on its financial condition, operations, and business plans for 2020 and in future years.

NOTE 4 – COMMON STOCK

At December 31, 2019, the Company has 10,000,000 shares of common stock authorized with par value of $.00001 per share.

During the period ending December 31, 2019, the Company issued 7,000,000 shares at par value to a founder for provided management services, product design and prototype development.

During the years ended December 31, 2019, a shareholder of the Company contributed a total of $1,902 which is recorded under Additional Paid-in Capital as the amount is not expected to be repaid.

NOTE 5 – SUBSEQUENT EVENTS

Subsequent to year end, the Company issued 100,000 common shares to a single entity for consulting services provided.

During October 2020, the Company entered into a share purchase agreement with a single investor who intends to purchase 750,000 shares at $.40 per share, resulting in aggregate proceeds to the Company of $300,000. The transactions is intended to close on December 31, 2020, however can be cancelled without penalty by the investor at any point up to the date of closing.

Management has evaluated subsequent events through December 16, 2020 , the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements, other than those above.